AGREEMENT

THIS AGREEMENT, entered by and between SCI Inc. (hereinafter the “Consultant”), and The Nossiff Law Firm, LLP, as representative of certain shareholders of The Enviromart Companies, Inc. (hereinafter the “Client”) (Client and Consultant each a “Party” and collectively the “Parties”) on this, the 15th day of September, 2017, as to the facts set forth below.

WITNESSETH

1. Duties. Consultant shall assist Client in the identification of a purchaser for their shares (hereinafter, a “Buyer”) of the publicly traded company The Enviromart Companies, Inc. (“EVRT”). In the Transaction a Buyer, identified by Consultant, desires to consummate a purchase of Client’s shares on terms and conditions satisfactory to Client in its sole and absolute discretion (hereinafter “Transaction”), Consultant shall assist in the facilitation of such Transaction.

2. Compensation. Upon the closing of any Transaction:

A. Consultant shall receive the following compensation:

a) Any and all transaction funds received above and beyond the amount of Two Hundred Eighty Thousand US dollars ($280,000.00) shall be retained by Consultant, and its designees or assigns; and

B. If a Transaction does not occur, close, or, otherwise come to fruition, no compensation shall be earned, paid to, or, otherwise received by, and no funds shall be transferred to the Consultant, its designees or assigns, and, the Parties shall have no further obligations hereunder.

C. The services provided by Consultant hereby constitute full and fair consideration for all monetary, stock and all other compensation earned pursuant to Paragraphs 2A(a) through 2A(b) herein.

3. Term/Effective Date. This Agreement shall become effective upon execution, but its effective date will be retroactive to the date Consultant first provided services. Either Party may terminate this agreement with or without cause by providing written notification of termination to the other Party. Early termination of this Agreement shall not relieve Client’s obligation to compensate Consultant, pursuant to Paragraph 2 herein, should Consultant’s service hereunder lead to the closing of a Transaction within 3 months of such termination.

4. Independent Contractor. The Consultant shall at all times during the course of performing services for Client, be an independent contractor and not an employee or agent of Client. Consultant shall have no authority to enter into any contracts or otherwise legally bind the Client.

5. Non Disclosure. Any and all work product and documents produced in whole or in part by Consultant pursuant to Consultant’s engagement hereunder (collectively the “Documents”) are intended for Client’s internal use in conjunction with a Transaction. Client agrees not to disclose any of the Documents to any third party except as explicitly provided for within the Document being so disclosed, or required by audit, court order, or applicable law.

6. Sole Agreement. This Agreement represents the sole agreement between the Parties and supersedes any and all prior negotiations, correspondences, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

7. Headings. The headings used in this Agreement are for reference only and shall not be deemed to limit, characterize, or in any way affect the interpretation of any provision of this Agreement.

8. Governing Law. Any dispute, disagreement, conflict of interpretation, or claim arising out of or relating to this Agreement shall be governed by the laws of the State of Colorado. Buyer and Seller hereby irrevocably submit themselves to the exclusive jurisdiction of the Federal and State courts of the State of Colorado in any action or proceeding arising out of or relating to this Agreement.

9. Severability. If any provision(s) of this Agreement are determined to be unenforceable, such provision shall be stricken from this Agreement and all other provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the first written above.

CONSULTANT CLIENT

SCI Inc.The Nossiff Law Firm, LLP

s/ William H. Burton/s/ John G. Nossiff

William H. Burton, John G. Nossiff

PresidentPartner